Free Writing Prospectus

(to the Prospectus Supplement

dated February 18, 2025)

Filed Pursuant to Rule 433

Registration Statement No. 333-272124

February 18, 2025

RENAISSANCERE HOLDINGS LTD.

5.800% SENIOR NOTES DUE 2035

Issuer:	RenaissanceRe Holdings Ltd.

Ratings*:	Moody’s: A3 (Stable) S&P: BBB+ (Stable) Fitch: A- (Stable)

Principal Amount:	$500,000,000

Public Offering Price:	99.673% of the principal amount

Underwriting Discount:	0.650%

Trade Date:	February 18, 2025

Settlement Date**:	February 25, 2025 (T+5)

Maturity Date:	April 1, 2035

Security Type:	Senior Unsecured Fixed Rate Notes

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Coupon:	5.800%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing on October 1, 2025

Day Count Convention:	30/360

Benchmark Treasury:	4.625% due February 15, 2035

Benchmark Treasury Price and Yield:	100-21; 4.542%

Spread to Benchmark Treasury:	+130 basis points

Yield to Maturity:	5.842%

Optional Redemption Provisions: Make-whole Call:	Subject to the BMA Redemption Requirements, prior to January 1, 2035 (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i) (A) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (B) interest accrued to the redemption date; and (ii) 100% of the principal amount of the Notes to be redeemed; plus in the case of either clause (i) or (ii), any interest accrued but not paid to the date of redemption.

Par Call:	Subject to the BMA Redemption Requirements, on or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Bermuda Monetary Authority Redemption Provisions:	The Issuer will be entitled to redeem the Notes as set forth below; provided that notwithstanding anything to the contrary set forth herein, the Notes will not be redeemable or repaid at any time if the Enhanced Capital Requirement would be breached immediately before or after giving effect to the redemption or repayment of such Notes, unless the Issuer or another member of the Insurance Group replaces the capital represented by the Notes to be redeemed or repaid with capital having equal or better capital treatment as the Notes under the Group Rules (as defined below); provided further that notwithstanding anything to the contrary set forth herein, the Notes will not be redeemable or repaid at any time prior to February 25, 2028 without BMA Approval. We refer to these provisions herein collectively as the “BMA Redemption Requirements.”

As used herein:

“Applicable Supervisory Regulations” means such insurance supervisory laws, rules and regulations relating to group supervision or the supervision of single insurance entities, as applicable, which are applicable to the Issuer or the Insurance Group, and which shall initially mean the Group Supervision Rules until such time when the BMA no longer has jurisdiction or responsibility to regulate the Issuer or the Insurance Group.

“BMA” means the Bermuda Monetary Authority, or, should the Bermuda Monetary Authority no longer have jurisdiction or responsibility to regulate the Issuer or the Insurance Group, as the context requires, a regulator that administers the Applicable Supervisory Regulations.

“BMA Approval” means the Issuer has delivered notice to the BMA of a planned redemption and has not received within 30 days following delivery of such notice an objection from the BMA to the redemption of such Notes.

“ECR” means the enhanced capital requirement applicable to the Insurance Group and as defined in the Insurance Act or, should the Insurance Act or should the Group Supervision Rules no longer apply to the Insurance Group, any and all other solvency capital requirements defined in the Applicable Supervisory Regulations.

“Enhanced Capital Requirement” means the ECR or any other requirement to maintain assets applicable to the Issuer or in respect of the Insurance Group, as applicable, pursuant to the Applicable Supervisory Regulations.

“Group Rules” means Group Solvency Standards, together with the Group Supervision Rules.

“Group Solvency Standards” means the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 of Bermuda, as those rules and regulations may be amended or replaced from time to time.

“Group Supervision Rules” means the Insurance (Group Supervision) Rules 2011 of Bermuda, as those rules and regulations may be amended or replaced from time to time.

“Insurance Act” means the Bermuda Insurance Act 1978, as amended from time to time.

“Insurance Group” means all subsidiaries of the Issuer that are regulated insurance or reinsurance companies (or part of such regulatory group) pursuant to the Applicable Supervisory Regulations.

CUSIP/ISIN:	75968NAG6 / US75968NAG60

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. ING Financial Markets LLC Jefferies LLC PJT Partners LP

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

**

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to one business day before delivery will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The Issuer has filed a registration statement (including a prospectus) (Registration No. 333-272124) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, the preliminary prospectus, the final prospectus, when available, and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847; Citigroup Global Markets Inc. toll free at 1-800-831-9146; Morgan Stanley & Co. LLC toll free at 1-866-718-1649; RBC Capital Markets, LLC toll free at 1-866-375-6829; and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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